                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Varco International Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   922122 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SCF Partners
                             600 Travis, Suite 6600
                              Houston, Texas 77002
                            Attention: Anthony DeLuca
                                 (713) 227-7888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 22, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-III, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                              None
  SHARES                   ----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            4,448,847
    BY                     ----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                          None
  PERSON                   ----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                    4,448,847
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,448,847
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF-II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                              None
  SHARES                   ----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            4,448,847
    BY                     ----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                          None
  PERSON                   ----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                    4,448,847
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,448,847
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D.O.S. Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                              None
  SHARES                   ----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            4,325,291
    BY                     ----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                          None
  PERSON                   ----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                    4,325,291
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,325,291
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FGSI Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                              None
  SHARES                   ----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            1,611,984
    BY                     ----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                          None
  PERSON                   ----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                    1,611,984
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,611,984
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCF Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                              None
  SHARES                   ----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            5,937,275
    BY                     ----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                          None
  PERSON                   ----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                    5,937,275
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,937,275
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              L.E. Simmons & Associates, Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                              None
  SHARES                   ----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            10,386,122
    BY                     ----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                          None
  PERSON                   ----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                    10,386,122
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,386,122
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         L.E. Simmons
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
  NUMBER                   7        SOLE VOTING POWER
    OF                              69,100
  SHARES                   ----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
   OWNED                            10,386,122
    BY                     ----------------------------------------------------
   EACH                    9        SOLE DISPOSITIVE POWER
 REPORTING                          69,100
  PERSON                   ----------------------------------------------------
   WITH                    10       SHARED DISPOSITIVE POWER
                                    10,386,122
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,455,222
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 2 to Schedule 13D (the "Amendment") relates to the common stock, par value $.01 per share (the "Common Stock"), of Varco International, Inc. a Delaware corporation (formerly Tuboscope Vetco International Corporation and referred to herein as the "Issuer"). All of the securities of the Issuer beneficially owned by the parties listed below (the "Reporting Persons") are referred to herein as the "Securities." The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, Texas, 77051.

         This Amendment is filed jointly by SCF-III, L.P. ("SCF-III"), SCF-II, L.P. ("SCF-II"), D.O.S. Partners, L.P. ("D.O.S. Partners"), FGSI Partners, L.P. ("FGSI Partners"), SCF Partners, L.P. ("SCF Partners"), L.E. Simmons & Associates, Incorporated ("L.E. Simmons & Associates") and L.E. Simmons. This Amendment amends the amended and restated statement on Schedule 13D filed by the Reporting Persons on January 4, 2001.

         Item 5 of Amendment No. 1 is hereby amended and restated as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). Based upon information contained in the Issuer's periodic reports, approximately 95,656,180 shares of the Issuer's Common Stock were issued and outstanding as of April 26, 2001.

         SCF-III directly beneficially owns 4,448,847 shares of Common Stock. SCF-III shares voting and investment power respecting such 4,448,847 shares, which constitute approximately 4.7% of the outstanding Common Stock of the Issuer, with SCF-II, L.E. Simmons & Associates and L.E. Simmons.

         SCF-II does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-III, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-III. As a result, it may be deemed to beneficially own 4,448,847 shares of Common Stock, which shares constitute approximately 4.7% of the outstanding Common Stock of the Issuer.

         D.O.S. Partners directly beneficially owns 4,325,291 shares of Common Stock. D.O.S. Partners shares voting and investment power respecting such 4,325,291 shares, which constitute approximately 4.5% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         FGSI Partners directly beneficially owns 1,611,984 shares of Common Stock. FGSI Partners shares voting and investment power respecting such 1,611,984 shares, which constitute approximately 1.7% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         SCF Partners does not directly own any securities of the Issuer, but because it is the sole general partner of D.O.S. Partners and FGSI Partners, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by D.O.S. Partners and FGSI Partners. As a result, it may be deemed to beneficially own 5,937,275 shares of Common Stock, which constitute approximately 6.2% of the Common Stock of the Issuer.

         L.E. Simmons & Associates does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-II and SCF Partners, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-II and SCF Partners. As a result, it may be deemed to beneficially own 10,386,122 shares of Common Stock, which constitute approximately 10.9% of the outstanding Common Stock of the Issuer.

         L.E. Simmons may be deemed to beneficially own 10,455,222 shares of Common Stock, which constitute approximately 10.9% of the Common Stock of the Issuer. Mr. Simmons directly beneficially owns 69,100 shares of Common Stock. Mr. Simmons has sole voting and dispositive power respecting such 69,100 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Mr. Simmons is deemed to beneficially own an additional 14,000 shares of Common Stock which may be acquired within 60 days pursuant to the exercise of stock options. Mr. Simmons has sole voting and dispositive power respecting such 14,000 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Additionally, because Mr. Simmons is the sole stockholder of L.E. Simmons & Associates, he may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer owned by L.E. Simmons & Associates Incorporated. As a result, Mr. Simmons may be deemed to beneficially own an additional 10,386,122 shares of Common Stock.

         (c). On various dates indicated below, SCF-III, D.O.S. Partners and FGSI Partners sold shares of Common Stock, respectively, at per share prices indicated below (in each case, net of commissions and applicable fees) in market transactions on the New York Stock Exchange.

                                                                          ENTITY
                   AVERAGE             SHARES SOLD BY                  SHARES SOLD BY                SHARES SOLD BY
 DATE              PRICE            D.O.S. PARTNERS, L.P.           FGSI PARTNERS, L.P.               SCF-III, L.P.
 ----              ------           ---------------------           -------------------               -------------
3/02/01            $23.35               57,886                           21,574                          59,540
3/05/01            $23.97               20,823                            7,760                          21,417
3/06/01            $23.76               41,645                           15,521                          42,834
3/07/01            $24.66               41,645                           15,521                          42,834
3/08/01            $25.02                1,124                              419                           1,157
3/30/01            $20.35                8,329                            3,104                           8,567
4/27/01            $23.46                2,665                              993                           2,742
4/30/01            $24.15                8,329                            3,104                           8,567
5/04/01            $22.63               19,990                            7,450                          20,560
5/07/01            $23.03                2,457                              916                           2,527
5/09/01            $22.70                3,332                            1,241                           3,427
5/14/01            $22.40               32,067                           11,951                          32,982
5/15/01            $22.77               57,470                           21,418                          59,112
5/16/01            $23.40               62,467                           23,281                          64,252
5/17/01            $23.45               56,221                           20,953                          57,826
5/18/01            $24.17               57,886                           21,574                          59,540
5/21/01            $24.16               93,701                           34,921                          96,378
5/22/01            $23.86               56,638                           21,108                          58,254

         Other than the foregoing transactions, no person identified in response to Item 5 above has effected any transactions in the Common Stock of the Issuer during the preceding sixty days.

         (d) and (e).      Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A      Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., D.O.S.
               Partners, L.P., FGSI Partners, L.P., SCF Partners, L.P., L.E.
               Simmons & Associates, Incorporated and L.E. Simmons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 4, 2001

                    SCF-III, L.P.
                    By:  SCF-II, L.P.
                         By:   L.E. Simmons & Associates, Incorporated
                               By:  /s/ ANTHONY DE LUCA
                                    -------------------------------------------
                                        Anthony De Luca, Managing Director

                    SCF-II, L.P.
                    By:  L.E. Simmons & Associates, Incorporated
                         By:   /s/ ANTHONY DE LUCA
                               ------------------------------------------------
                                   Anthony De Luca, Managing Director

                    D.O.S. PARTNERS, L.P.
                    By:  SCF Partners, L.P.
                         By:   L.E. Simmons & Associates, Incorporated
                               By:  /s/ ANTHONY DE LUCA
                                    -------------------------------------------
                                        Anthony De Luca, Managing Director

                    FGSI PARTNERS, L.P.
                    By:  SCF Partners, L.P.
                         By:   L.E. Simmons & Associates, Incorporated
                               By:  /s/ ANTHONY DE LUCA
                                    -------------------------------------------
                                        Anthony De Luca, Managing Director

                    SCF PARTNERS, L.P.
                    By:  L.E. Simmons & Associates, Incorporated
                         By:  /s/ ANTHONY DE LUCA
                              -------------------------------------------------
                                  Anthony De Luca, Managing Director

                    L.E. SIMMONS & ASSOCIATES, INCORPORATED
                    By:      /s/ ANTHONY DE LUCA
                        -------------------------------------------------------
                             Anthony De Luca, Managing Director

                    L.E. SIMMONS
                    /s/ L.E. SIMMONS
                    -------------------------
                    L.E. Simmons, individually

                                  EXHIBIT INDEX


EXHIBIT A      Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., D.O.S.
               Partners, L.P., FGSI Partners, L.P., SCF Partners, L.P., L.E.
               Simmons & Associates, Incorporated and L.E. Simmons.